UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  August 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO, WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       10,343,496 (See Items 3 and 5)

         8        SHARED VOTING POWER
                              0

         9        SOLE DISPOSITIVE POWER
                       10,343,496 (See Items 3 and 5)

         10       SHARED DISPOSITIVE POWER
                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       10,343,496 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        38.3%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                              0

         8        SHARED VOTING POWER
                       10,343,496 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                              0

         10       SHARED DISPOSITIVE POWER
                       10,343,496 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       10,343,496 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         38.3%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       2,622,721 (See Items 3 and 5)

         8        SHARED VOTING POWER
                              0

         9        SOLE DISPOSITIVE POWER
                       2,622,721  (See Items 3 and 5)

         10       SHARED DISPOSITIVE POWER
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,622,721  (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.6%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                              0

         8        SHARED VOTING POWER
                       2,622,721  (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                              0

         10       SHARED DISPOSITIVE POWER
                       2,622,721  (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,622,721  (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.6%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                              0

         8        SHARED VOTING POWER
                       2,622,721  (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                              0

         10       SHARED DISPOSITIVE POWER
                       2,622,721  (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,622,721  (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       10.6%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                              0

         8        SHARED VOTING POWER
                       2,622,721  (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                              0

         10       SHARED DISPOSITIVE POWER
                       2,622,721  (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       2,622,721  (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.6%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                                        0

         8        SHARED VOTING POWER
                       12,966,217 (See Items 3 and 5)

         9        SOLE DISPOSITIVE POWER
                               0

         10       SHARED DISPOSITIVE POWER
                       12,966,217 (See Items 3 and 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       12,966,217 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      46.7%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 1 to Schedule 13D, which was filed with the Commission on April 18, 2000, relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 King Street West, Hamilton, Ontario L8N 4J6.

Item 2.  Identity and Background

         Item 2 is hereby amended by adding the following:

         Riverdale LLC ceased to be a Registrant as a result of Riverdale no longer being the general partner of High River and as a result of Barberry Corp. ("Barberry"), a Delaware corporation, becoming the general partner of High River.

         Item 2(e) is hereby amended to add the statement set forth on Exhibit 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price (including commissions) of the 762,329 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $1,939,690.10. The source of funding for the purchase of these Shares was the general working capital of High River.

         The balance of the Shares, other than 762,329 Shares described above, acquired by the Registrants not previously reported on a Schedule 13D by the Registrants, was so acquired as a result of the ownership of the Debt by the Registrants.

Item 4  Purpose of Transaction

        Item 4 is hereby amended by adding the following:

        Registrants may from time to time, depending upon price and availability, acquire additional Shares in the open market, in privately negotiated transactions or from the Issuer. Following any such acquisitions, Registrants may be deemed to be in control of Issuer.

        Registrants may, given their increased holdings in Issuer's common stock, seek to request Issuer to increase Registrants' representation on Issuer's Board of Directors. Following any such increase, Registrants may be deemed to be in control of Issuer.

        Registrants have become increasingly concerned about the performance of Issuer's metals business, which has reinforced Registrants' belief that Issuer should seek to dispose of its metals business. Registrants intend to communicate such views to the Issuer. In addition, Registrants reserve the right to seek to communicate, from time to time, with other holders of Issuer's common stock and/or with Issuer itself to discuss Issuer's business and financial affairs.

        Notwithstanding the foregoing, Registrants reserve the right to dispose of their Shares, at any time and from time to time, in the open market or in privately negotiated transactions, to Issuer or otherwise.

Item 5.            Interest in Securities of the Issuer

         (a) As of the close of business on August 9, 2001, Registrants may be deemed to beneficially own, in the aggregate, 12,966,217 Shares (composed of 9,227,005 Shares which Registrants own and an additional 3,739,212 Shares which Registrants would hold if the Debt held by the Registrants is fully converted into Shares), representing approximately 46.7% of the Issuer's outstanding Shares (based upon the 24,041,946 Shares provided to be outstanding as of May 18, 2001 by Issuer in Issuer's Form 10-Q filed with the SEC on May 21,
2001).

         (b) High River has sole voting power and sole dispositive power with regard to 10,343,496 Shares (including 2,935,623 Shares which High River would directly hold if the Debt directly held by High River is fully converted into Shares). Barberry has shared voting power and shared dispositive power with regard to 10,343,946 Shares (including 2,935,623 Shares which Barberry would indirectly hold if the Debt directly held by High River is fully converted into Shares). AREH has sole voting power and sole dispositive power with regard to 2,622,721 Shares (including 803,589 Shares which AREH would directly hold if the Debt directly held by AREH is fully converted into

Shares). AREP has shared voting power and shared dispositive power with regard to 2,622,721 Shares (including 803,589 Shares which AREP would indirectly hold if the Debt directly held by AREH is fully converted into Shares). American Property has shared voting power and shared dispositive power with regard to 2,622,721 Shares (including 803,589 Shares which American Property would indirectly hold if the Debt directly held by AREH is fully converted into Shares). Beckton has shared voting power and shared dispositive power with regard to 2,622,721 Shares (including 803,589 Shares which Beckton would indirectly hold if the Debt directly held by AREH is fully converted into Shares). Carl C. Icahn has shared voting power and shared dispositive power with regard to 12,966,217 Shares (including 3,739,212 Shares which Registrants would hold if the Debt held by the Registrants is fully converted into Shares).

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected pursuant to the Plan.

                                                                   No. of Shares
         Name                               Date                       Purchased
        High River                      July 19, 2001                   1,000
        High River                      July 24, 2001                     100
        High River                      July 31, 2001                   7,000
        High River                      August 7, 2001                  1,000
        High River                      August 8, 2001                650,729
        High River                      August 9, 2001                102,500


Item 7.           Material to be Filed as Exhibits

1.       Statement Pursuant to Item 2(e)

2.       Joint Filing Agreement of the Registrants

                                    SIGNATURE


         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: August 9, 2001


HIGH RIVER LIMITED PARTNERSHIP

By:      Barberry Corp.
         General Partner


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: President



Barberry Corp.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President



American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: Director, Chairman of the Board


[Signature Page of Amendment 1 to Schedule 13D with respect to Philip Services Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:    /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board



American Property Investors, Inc.


By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn
         Title: Director, Chairman of the Board



Beckton Corp.


By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn
         Title: Sole Director, Chairman of the Board





/s/ Carl C. Icahn
Carl C. Icahn


[Signature Page of Amendment 1 to Schedule 13D with respect to Philip Services Corp.]

                                                       EXHIBIT 1

         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

         Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22.

                                                                   EXHIBIT 2

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Philip Services Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of August, 2001.



HIGH RIVER LIMITED PARTNERSHIP

By:      Barberry Corp.
         General Partner


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: President

Barberry Corp.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President

American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name: Carl C. Icahn
                  Title: Director, Chairman of the Board

[Joint Filing Agreement for Amendment 1 to Schedule 13D with respect to Philip Services Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner



         By:       /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board



American Property Investors, Inc.


By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn
         Title: Director, Chairman of the Board




Beckton Corp.


By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn
         Title: Chairman of the Board




/s/ Carl C. Icahn
Carl C. Icahn



[Joint Filing Agreement for Amendment 1 to Schedule 13D with respect to Philip Services Corp.]